UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2015

MARKWEST ENERGY PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	001-31239	27-0005456
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1515 Arapahoe Street, Tower 1, Suite 1600, Denver CO 80202
(Address of principal executive officers)

Registrant’s telephone number, including area code: 303-925-9200

Not Applicable.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.     Entry into a Material Definitive Agreement.

Merger Agreement

On July 11, 2015, MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MPLX LP, a Delaware limited partnership (“MPLX”), MPLX GP LLC, a Delaware limited liability company and the general partner of MPLX (“MPLX GP”), Sapphire Holdco LLC, a Delaware limited liability company and wholly owned subsidiary of MPLX (“Merger Sub” and, together with MPLX and MPLX GP, the “MPLX Entities”), and, for certain limited purposes set forth in the Merger Agreement, Marathon Petroleum Corporation, a Delaware corporation and the parent of MPLX GP (“MPC”).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a wholly owned subsidiary of MPLX.  After the Merger, the Partnership will cease to be publicly traded.

Under the Merger Agreement, MPC will contribute $675 million to MPLX, without receiving any new equity in exchange, and, at the effective time of the Merger (the “Effective Time”), (a) each outstanding Partnership common unit (the “Common Units”) will be converted into the right to receive 1.09 MPLX common units (the “MPLX Common Units” and, such consideration, the “Common Equity Consideration”) and an amount in cash obtained by dividing (i) $675 million by (ii) the number of Common Units plus the number of Canceled Awards (as defined below) plus the number of Partnership class B units (the “Class B Units”), in each case outstanding as of immediately prior to the Effective Time (together with the Common Equity Consideration, the “Common Merger Consideration”) and (b) each outstanding Class B Unit will be converted into the right to receive 1 MPLX class B unit (the “MPLX Class B Units”).  Under the Merger Agreement, at the Effective Time, the Partnership class A units, all of which are owned by wholly owned subsidiaries of the Partnership, will be converted into a specified number of MPLX class A units, as more fully described in the Merger Agreement.

As a result of the Merger, each phantom unit under the Partnership’s equity plans that is outstanding immediately prior to the Effective Time will become fully vested and converted into an equivalent number of Common Units, which will be canceled and converted into the right to receive the Common Merger Consideration (the “Canceled Awards”). As of the Effective Time, each distribution equivalent right award will be canceled and the holder thereof will cease to have any rights with respect thereto, other than the right to receive distributions declared or made (but not yet paid) by the Partnership prior to the Effective Time. The payments pursuant to this paragraph are subject to any applicable withholding taxes.

The completion of the Merger is subject to certain customary conditions, including (a) the approval of the Merger Agreement by the Partnership’s unitholders entitled to vote thereon, (b) the expiration or termination of the waiting period under the Hart-Scott Rodino Act, (c) the effectiveness of the registration statement filed by MPLX with respect to the Merger and the Common Equity Consideration and (d) the approval of the MPLX Common Units comprising the Common Equity Consideration for listing on the New York Stock Exchange.  Each of the Partnership’s and MPLX’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to specified standards, the accuracy of the representations and warranties of the other party and (ii) performance in all material respects by the other party of its obligations under the Merger Agreement.

The Merger Agreement contains customary representations and warranties from both the Partnership and MPLX, and also contains customary pre-closing covenants, including covenants requiring each of them to use their respective reasonable best efforts to cause the Merger to be consummated, and covenants requiring the Partnership and MPLX, subject to certain exceptions, to carry on their respective businesses in the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger.  The Merger Agreement generally requires the Partnership and the MPLX Entities to use their reasonable best efforts to resolve objections under any antitrust law.

The Merger Agreement also contains a “no shop” provision that, in general, restricts the Partnership’s ability to solicit third-party acquisition proposals or provide information to or engage in discussions or negotiations with third parties that have made or that might make an acquisition proposal. The no shop provision is subject to certain limited exceptions that allow the Partnership, under certain circumstances and in compliance with certain obligations, to provide information and participate in discussions and negotiations with respect to unsolicited third-party acquisition proposals that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights and provides that, upon termination of the Merger Agreement under specified circumstances, including, but not limited to, a change in the recommendation of the general partner of the Partnership, the Partnership will pay MPLX a cash termination fee of $625 million.

Under the Merger Agreement, the Partnership, MPC and the MPLX Entities have agreed that, prior to the closing of the Merger, (a) MPLX GP will increase the size of its board of directors and two directors identified by the Partnership will be appointed to such board of directors and (b) one director identified by the Partnership will be appointed to the board of directors of MPC, in each case effective immediately following the closing of the Merger.  In addition, certain of the Partnership’s executive officers will retain their titles and become executive officers of MPLX GP and MPC, as the case may be.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference.

The Merger Agreement has been included solely to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information about MPLX, the Partnership or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of MPLX, the Partnership or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Voting Agreement

On July 11, 2015, and in connection with the execution of the Merger Agreement, M&R MWE Liberty, LLC, which holds 7,352,691 Common Units (representing approximately 3.84% of the outstanding Common Units), entered into a Voting Agreement with the MPLX Entities (the “Voting Agreement”), pursuant to which such holder has agreed, among other things, to vote (or cause to be voted) all Common Units owned by such holder in favor of approving the Merger Agreement.  The Voting Agreement shall terminate upon termination of the Merger Agreement, and certain other specified events.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference.

Lock-Up Agreement

On July 11, 2015, and in connection with the execution of the Merger Agreement, EMG Utica, LLC, a Delaware limited liability company, EMG Utica Condensate, LLC, a Delaware limited liability company, the MPLX Entities, the Partnership and the holder of Class B Units entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which the parties thereto have agreed, among other things, not to convert any Class B Units into Common Units in connection with the Merger and that certain transfer restrictions will apply, during the six-month period following consummation of the Merger, to the MPLX Common Units that the holder of Class B Units will receive as Common Merger Consideration for its Common Units.  The MPLX Class B Units will have substantially similar rights and obligations, including registration rights, as those applicable to the Class B Units, other than there will be no restrictions on the MPLX Common Units into which such MPLX Class B Units are convertible.  The MPLX Class B Units will be convertible into the Common Merger Consideration on July 1, 2016 and July 1, 2017.

Item 8.01. Other Events

On July 13, 2015, the Partnership and MPLX issued a joint press release and will be making an investor presentation announcing the execution of the Merger Agreement.  A copy of the press release and investor presentation are furnished as Exhibit 99.1 and 99.3, respectively.

Item 9.01. Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 11, 2015, among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC*
99.1	Press Release dated July 13, 2015, issued by MarkWest Energy Partners, L.P. and MPLX LP
99.2	Voting Agreement dated as of July 11, 2015, among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and M&R MWE Liberty, LLC
99.3	Investor Presentation dated July 13, 2015

* The Partnership hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the U.S. Securities and Exchange Commission upon request.

***********

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties.  These statements may include statements regarding the proposed acquisition of the Partnership by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding the Partnership and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of the Partnership’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the Partnership being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of the Partnership and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including the Partnership’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014. The forward-looking statements should be considered in light of all these factors.  In addition, other risks and uncertainties not presently known to the Partnership or MPLX or that the Partnership or MPLX considers immaterial could affect the accuracy of the forward-looking statements.   The reader is cautioned not to rely unduly on these forward-looking statements. The Partnership and MPLX do not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Partnership by MPLX. In connection with the proposed acquisition, the Partnership and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from the Partnership by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, the Partnership and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Partnership common units with respect to the proposed transaction. Information about the Partnership’s directors and executive officers is set forth in the proxy statement for the Partnership’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and the Partnership’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015.  Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015.  To the extent holdings of Partnership securities have changed since the amounts contained in the proxy statement for the Partnership’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available).  These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from the Partnership and MPLX using the contact information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

MarkWest Energy Partners, L.P.

By: MarkWest Energy GP, L.L.C., its general partner

Date: July 13, 2015	By:	/s/ Nancy K. Buese
		Name:	Nancy K. Buese
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 11, 2015, among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC*
99.1	Press Release dated July 13, 2015, issued by MarkWest Energy Partners, L.P. and MPLX LP
99.2	Voting Agreement dated as of July 11, 2015, among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and M&R MWE Liberty, LLC
99.3	Investor Presentation dated July 13, 2015

* The Partnership hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the U.S. Securities and Exchange Commission upon request.